SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 11 August 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

 FOR IMMEDIATE RELEASE

BP AND MARTEK BIOSCIENCES ENTER A JOINT DEVELOPMENT AGREEMENT TO DELIVER ADVANCED BIODIESELS

Collaboration assembles core capabilities across biofuels value chain to develop biodiesel production using sugar feedstocks

August, 11th 2009 – BP and Martek Biosciences Corporation (Nasdaq: MATK ), today announced the signing of a Joint Development Agreement (JDA) to work on the production of microbial oils for biofuels applications. The partnership combines a broad technology platform and operational capabilities to advance the development of a step-change technology for the conversion of sugars into biodiesel.

Under the terms of the multi-year agreement, Martek and BP will work together to establish proof of concept for large-scale, cost effective microbial biodiesel production through fermentation.

“Martek is pleased to partner with BP’s Alternative E nergy team , to combine our unique algae-based technologies and intellectual property for the creation of sustainable and affordable technology for microbial biofuel production,” said Steve Dubin, Martek CEO. “BP’s global leadership and commitment to alternative energy solutions complements Martek’s own commitment to responsible and sustainable products and production.”

“ BP is very pleased to be entering this important partnership with Martek,” says Philip New, CEO BP Biofuels. “As an alternative to conventional vegetable oils, we believe sugar to diesel technology has the potential to deliver economic, sustainable and scaleable biodiesel supplies. In partnering with Martek, we combine the world’s leading know-how in microbial lipid production with our expertise in fuels markets and applications, and our more recent experience in biofuels production and commercialization.”

The technology has been demonstrated in Martek’s field for more than 20 years and the challenge is to adapt this technology to the needs of the biofuels market, in terms of product profile and economics.

Philip New added, “This technology is also a perfect fit with our other strategic choices for biofuels, all based on sustainable feedstocks and fermentation to produce advanced biofuels. It is part of our approach of integrating sugar cane and lignocellulosic biofuels with advanced technologies to produce products with a wide range of uses.”

BP has agreed to contribute up to $10 million to this initial phase of the collaboration which leverages Martek’s significant expertise in microbial oil production and BP’s production and commercialization experience in biofuels as the platform for the joint development effort. Martek will perform the biotechnology research and development associated with this ini tial phase, whilst BP will contribute to its integration within the biofuels value chain. All intellectual property owned prior to the execution of the JDA will be retained by each respective company, and all intellectual property developed during the JDA will be owned by BP, with an exclusive licence to Martek for application and commercialization in nutrition, cosmetic and pharmaceutical applications. Additionally, each party is entitled to certain commercial payments from technology commercialized in the other party’s field.

Sugar to Biodiesel

The sugar to biodieselpathway uses advanced biological science to convert sugars derived from biomass into lipids using unique fermentation micro-organisms ; the lipids are then converted into fuel molecules through chemical or thermocatalytic processes.

Biodiesel produced from sustainable feedstocks via the fermentation of sugars will offer the potential to deliver greenhouse gas emission reductions of up to 80-90% when compared to traditional fossil fuel. Other advantages of this sugar to biodiesel pathway over conventional biodiesel made from vegetable oils include:

·	Access to a wide variety of biomass feedstocks such as sugar cane, sugar cane waste (bagasse), energy grass and woodchips, which can be produced at scale and in high yield.
·	Use of sustainable, non-food, plant bioma ss as its feedstock.
·	Ability to tailor the product for a variety of diesel and jet-fuel needs.
·	Reduced exposure to vegetable oil price.

Martek

Martek Biosciences Corporation (NASDAQ: MATK) is a leader in the development and production of high-value oils from algae and other microbial sources. Martek’s lead products are DHA and ARA oils developed and produced using patented technology. DHA omega-3 products promote health and wellness through every stage of life and ARA omega-6 products support growth and development in infants. The company produces life’sDHA™, a sustainable and vegetarian source of DHA omega-3 for use in foods, beverages, infant formula, and supplements, and life’sARA™ , a sustainable and vegetarian source of ARA omega-6 for use in infant formula and growing-up milks. For more information on Martek Biosciences, visit www.martek.com . For more information on products containing life’sDHA and life’sARA , visit www.lifesdha.com .

BP

BP is of one of the world's largest energy companies, providing its customers with fuel for transportation, energy for heat and light, retail services and petrochemicals products for everyday items. It is the largest oil and gas producer in the U.S. and one of the largest refiners. BP also has a global network of around 22,000 service stations.

BP is a leading player in the global biofuels market. In the US, BP blended and distributed more than 1 billion US gallons of ethanol in 2008. Since 2006, BP has announced investments of more than $1.5 billion in biofuels research, development and operations, and has announced investments in production facilities in Europe, Brazil and the US. This includes partnerships with other companies to develop the technologies, feedstocks and processes required to produce advanced biofuels,and $500 million over 10 years in the Energy Biosciences Institute (EBI), at which biotechnologists are investigating applications of biotechnology to energy.

# # #

Contacts :

Martek :

Cassie France-Kelly Martek Biosciences 410-740-0081

BP:

BP Press Office, London:

+44 (0)207 496 4076

Sections of this release contain forward-looking statements. These statements are based upon numerous assumptions which Martek cannot control and involve risks and uncertainties that could cause actual results to differ. These statements should be understood in light of the risk factors set forth in the company's filings with the Securities and Exchange Commission, including, but not limited to, the company's Form 10-K for the fiscal year ended October 31, 2008 and other filed reports on Form 10-K, Form 10-K/A, Form 10-Q and Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated:  11 August 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary